TV AZTECA, S.A. DE C.V.
                                     NOTICE

                   GENERAL EXTRAORDINARY SHAREHOLDERS MEETING


Notice for the Shareholders of TV Azteca, S.A. de C.V. to attend to the General Extraordinary Shareholders Meeting that will take place on December 19, 2003 at eleven hours a.m. at the Company headquarters at Anillo Periferico Sur 4121, Colonia Fuentes del Pedregal, Ciudad de Mexico, Distrito Federal, to discuss the following agenda:

                                     AGENDA

I.            Discussion  and as the case may be  approval  of the  proposal  to amend the Bylaws of the Company according to the General Applicable Rules for the Securities Issuers and Other Participants in the Stock Market, published at the Official Federal Gazette on March 19, 2003.

II. Discussion and as the case may be approval of the proposal for the Company's split off , discussion and as the case may be approval of the spin-off Financial Statements and Balance sheets, and as consequence, Company's capital reduction and the creation of Unefon Holdings, S.A. de C.V. as a new company.

III.          Ratification   of  the   resolutions   adopted   on  the   General
              Shareholders Meeting dated on April 30, 2003.

IV.           Other issues related to the above-mentioned.

V. Appointment of the special delegates to legalize the resolutions adopted at the Meeting.

     Since this date and until the Meeting takes place, the Shareholders will have the information regarding the points of the Agenda, also they can consult the same information at working days and hours in the headquarters of the Company.

     According to article twenty of the Company's Bylaws, the Stocks Register Book of the Company will be considered closed the day before the Shareholders Meeting takes place.

     To attend the Meeting, the Shareholders or representatives must present the correspondent admission card, which will be issued only by the Board of Directors Secretary, according to the request of the Shareholders duly registered in the Stocks Register Book of the Company; such request should be filed at least twenty four hours before to the designated time for the Meeting. The request mentioned must be present to the Board of Directors Secretary jointly with the deposit at the Secretary of the Company, of the securities deposit certificates or records that must be presented jointly with the list issued by the depositors that have accounts in the institution for the correspondent securities deposit, or by a national or foreigner credit institution. The stocks and other documents deposited at the Company's Secretary will not be returned to the Shareholders or their representatives, until the end of the Meeting and subject to the devolution by them of the correspondent admission cards.



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     The Shareholders  could be represented by the person or persons  designated by themselves, by attorney-at-fact with general or due special power of attorney that was granted according to the applicable laws, or by just the authorization granted in the terms of the Company's forms, duly executed by the Shareholders and two witnesses. Such Form will be on your disposal at working days and hours in the headquarters of the Company or National Financiera S.N.C.'s offices.

     The subscribed execute the present notice according to the terms of the first paragraph, article nineteenth of the current bylaws of the Company.




                      Mexico City at 2 of December of 2003.



                   ___________________________________________
                    Francisco Xavier Borrego Hinojosa Linage
                       Secretary of the Board of Directors
                             TV Azteca, S.A. de C.V.